ARMSTRONG WORLD INDUSTRIES, INC. 2500 COLUMBIA AVE., P.O. BOX 3001 LANCASTER, PA 17604 717.397.0611 www.armstrong.com

THOMAS B. MANGAS SENIOR VICE PRESIDENT AND CHIEF FINANCIAL OFFICER

PHONE: FAX: E-MAIL:	(717) 396-3296 (717) 396-6133 tbmangas@armstrong.com

February 11, 2013

Via EDGAR

Mr. Terence O’Brien

Accounting Branch Chief

U.S. Securities and Exchange Commission

100 F Street N.E.

Washington D.C. 20549-4631

Dear Mr. O’Brien:

Re:	Armstrong World Industries, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 27, 2012
Form 10-Q for Fiscal Quarter Ended September 30, 2012
Filed October 29, 2012
Response dated January 14, 2013
File No. 1-2116

We acknowledge receipt of your comment letter dated January 22, 2013. For your convenience in reviewing our response, we have repeated each comment and presented our response thereto. We understand that your review and comments are intended to assist us in compliance with applicable disclosure requirements and to enhance the overall quality of the disclosure in our filings. We share these objectives and are responding to your comments with these goals in mind.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 7, Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 18

Results of Operations, page 24

Comment

1.	We note your response to comment 2 in our letter dated December 18, 2012, in which you qualified the extent to which you are willing to comply with the requirements in items 303(a)(3)(i), 303(a)(3)(iii), and 303(a)(3)(iv) of Regulation S-K. To help us understand the impact your qualifications will have on your compliance with Item 303 of Regulation S-K, please provide us with the enhancements you intend to make to your analysis of your operating results for fiscal year 2011 as compared to fiscal year 2010 in response to our comment. Please also refer to Section 501.12.b.3 of the Financial Reporting Codification for guidance.

Mr. Terence O’Brien	February 11, 2013

Armstrong Response

As an example of the enhancements we intend to make to our MD&A disclosures in response to your comment, we have set forth below a comparison of 2011 versus 2010 results for our Building Products segment, which we intend to include in our 2012 Form 10-K.

Building Products

(dollar amounts in millions)

	2011	2010	Change is Favorable
Net sales:
Americas	$749.3	$696.0	7.7%
Europe	356.8	324.4	10.0%
Pacific Rim	131.4	115.1	14.2%

Total segment net sales	$1,237.5	$1,135.5	9.0%
Operating income	$226.1	$171.0	32.2%

The increase in Building Products net sales was driven by improved price and mix of $52 million, favorable foreign exchange of $32 million and higher volume of $18 million.

Net sales in the Americas increased due to improved price realization, positive mix and volume improvement.

Net sales in Europe increased on favorable foreign exchange of $20 million combined with positive price and mix, offset partially by reduced volume.

Net sales in the Pacific Rim increased as higher volume and favorable foreign exchange of $7 million were partially offset by less favorable mix.

The improvement in operating income was driven by better price and mix of $53 million, $10 million of higher earnings from WAVE, decreased SG&A costs of $7 million and the impact from higher sales volume of $5 million, partially offset by higher manufacturing and input costs of $37 million (which included $15 million related to the renegotiation of collective bargaining agreements). 2011 and 2010 results were impacted by $12 million and $13 million, respectively, of accelerated depreciation, severance and restructuring related costs associated with the closure of our Beaver Falls, PA manufacturing facility. 2010 results were also impacted by a loss of $6 million related to the sale of our European metal ceilings contract installation business and $6 million of restructuring and severance accruals for the reduction of SG&A positions.

Form 10-Q for Fiscal Quarter ended September 30, 2012

Note 11. Income Tax Expense, page 14

Comment

2.	We note your response to comment 4 in our letter dated December 18, 2012 in which you note that the foreign tax credit deferred tax assets all relate to the US and were generated by intercompany dividends from foreign subsidiaries paid in 2004, 2005, and 2011. We further note your disclosure on page 63 of your fiscal year 2011 Form 10-K that during fiscal year 2011 you determined unremitted foreign earnings would be permanently reinvested. Please address each of the following to help us better understand these deferred tax assets:

Mr. Terence O’Brien	February 11, 2013

a.	Provide us with a more comprehensive explanation as to how the intercompany dividends from foreign subsidiaries paid in 2004, 2005, and 2011 resulted in the recognition of foreign tax credit deferred tax assets.

b.	Quantify the amount of the intercompany dividends by jurisdiction and the corresponding tax rate by jurisdiction for these three periods that generated the deferred tax assets.

c.	Provide us with a better understanding as to whether these deferred tax assets are NOLs or are purely credits for payments of foreign taxes. Please also tell us the expiration dates that the corresponding amounts must be used.

d.	Tell us if there were any material offsetting entries to your foreign tax credit deferred tax assets between December 31, 2011, and September 30, 2012. In this regard, your response only notes that there was no material change to the gross deferred tax asset between December 31, 2011, and September 30, 2012.

e.	Provide us with a comprehensive description of the transactions/events that are expected to generate your foreign source income that will allow you to utilize the foreign tax credit deferred tax asset. Your response should identify the jurisdiction form which the foreign source income is generated along with the local tax rate. Also, your response should disclose the corresponding amount recognized, if any, during each of the three fiscal years presented and the nine-months ended September 30, 2012, for each foreign source income. For example, please tell us more about the supply contracts your foreign procurement subsidiary entered into, how those supply contracts will results in the generation of foreign source income that will allow you to realize the foreign tax credit deferred tax assets, the jurisdiction of your foreign procurement subsidiary, the local tax rate for this subsidiary, and the amount of foreign source income you anticipate recognizing in the US.

f.	Tell us if you analysis regarding the realizability of the foreign tax credit deferred tax assets is based on any material assumptions regarding future foreign or domestic tax rates. If so, please provide us with those assumptions, including your basis for your assumptions, and the implications if your assumptions are incorrect.

g.	Tell us if your analysis regarding the realizability of the foreign tax credit deferred tax assets is based on an assumption that you will not incur domestic taxable losses. If so, please explain your basis for this assumption, along with the implications if your assumptions are incorrect.

h.	Tell us whether the 2012 increase in foreign sourced income will precipitate a fiscal year 2012 Form 10-K disclosure showing a fiscal year 2012 pre-tax income amount that significantly exceeds fiscal year 2011. If this will not occur, please explain to us why.

i.	Tell us whether the increase in fiscal year 2012 foreign sourced income will materially impact consolidated and/or segment operation results. If the foreign sourced income will materially impact consolidated and/or segment operating results, please confirm to us that this increase will be fully addressed in MD&A along with the identification of the relevant countries to allow investors to understand the extent to which operation results are impacted by specific geographic operations.

Please provide us with the disclosure you will include in your fiscal year 2012 Form 10-K to provide investors with an understanding of how these foreign tax credit deferred tax assets were generated and how you determined that these deferred tax assets are realizable. Absent the requested clarifications, it remains unclear whether there is a material error in your 2012 income tax accounting.

Armstrong Response

We believe it is helpful to provide some historical background regarding our income tax accounting and our foreign tax credit deferred tax assets.

Mr. Terence O’Brien	February 11, 2013

Our foreign subsidiaries paid approximately $169.6 million in dividends ($146.1 million of these were declared and accrued in 2010) to Armstrong World Industries, Inc. (US parent) which generated $82.2 million of foreign tax credits (2011 credits).

As a result of these dividends and in consideration of our future international expansion plans, we determined in 2011 that our unremitted foreign earnings would be permanently reinvested. Our international growth plans include the construction of three manufacturing facilities in China and one in Russia. Prior to 2011, we provided US residual tax on the unremitted earnings of foreign subsidiaries; accordingly all of the US tax associated with the 2011 dividends was previously accrued.

These dividends are considered foreign source income for US income tax purposes, and the related US income tax on this income can be offset with foreign tax credits. As a result of the 2011 dividends, we further analyzed our foreign tax credit position. The analysis supported the recognition of an increase in the deferred tax asset related to foreign tax credits generated in 2004 and 2005 of $21.1 million. Under US tax law, these credits will be utilized before the 2011 foreign tax credits. The 2011 foreign tax credits can be used any time through 2021 (ten year carryover period). The 2004 and 2005 foreign tax credits will expire in 2013 and 2014, respectively.

Our 2011 analysis considered the various sources of foreign source income through the ten year carryover period. These items include income such as export sales and foreign sourced royalties. These foreign source income items are reduced by foreign source deductions such as apportionments for interest expense, administrative and general expense and R&D expenses. As a result, we concluded that a valuation allowance at December 31, 2011 was necessary to reflect that approximately $15.7 million of the 2011 foreign tax credits more likely than not would expire unused.

During the third quarter of 2012, our Chinese procurement subsidiary entered into a multi-year agreement with a third party supplier (in Asia) to source certain products which were previously sourced by the US parent. Due to the fact that the foreign subsidiary and the third party are in separate countries, the profit earned by our Chinese procurement subsidiary will be taxed in the US as Subpart F income. As Subpart F income is considered foreign source income, this contract increased our projected foreign source income during the carryover period. This does not increase overall US income; rather it changes the character of that income from domestic to foreign source income. Additionally, we updated our estimate of projected foreign source income from all sources using more current information from our 2011 US tax return (which was filed in the third quarter of 2012) and export sales through the third quarter of 2012. Our revised analysis supported the release of the valuation allowance related to foreign tax credits of $15.7 million. Accordingly, we removed the valuation allowance in the third quarter of 2012.

Listed below are responses to your specific questions and requests.

a.	When a foreign subsidiary pays a dividend to its US parent, US tax law allows the US parent to claim a US foreign tax credit for the taxes the foreign subsidiary paid to the foreign country. For this reason, the dividends paid in 2004, 2005, and 2011 all created US foreign tax credit deferred tax assets.

b.	The table below quantifies the amount of intercompany dividends by jurisdiction and the corresponding statutory tax rate. Although the statutory tax rate is provided, the actual effective tax rate used for the US tax credit is calculated based on US tax law, and can vary from the statutory tax rate.

Mr. Terence O’Brien	February 11, 2013

$ millions
2011		Statutory
	Dividend	Tax Rate
Canada	$112.0	28.4%
Australia	46.2	30.0%
Netherlands	11.4	25.5%

Total	$169.6

2005		Statutory
	Dividend	Tax Rate
U.K.	$40.8	30.0%
Australia	7.6	30.0%
France	6.0	35.0%
China	5.2	34.0%
Canada	3.9	34.2%
Netherlands	3.1	31.5%
All Others	3.4	Various

Total	$70.0

2004		Statutory
	Dividend	Tax Rate
Netherlands	$3.1	34.5%
U.K.	2.5	30.0%
Canada	0.9	30.0%
All Others	0.8	Various

Total	$7.3

c.	The foreign tax credit deferred tax assets created by the foreign dividends are purely credits for payment of foreign taxes and have the following expiration dates:

Year Generated	Expiration
2004	2013
2005	2014
2011	2021

d.	There were no material offsetting entries to the foreign tax credits between December 31, 2011 and September 30, 2012.

Mr. Terence O’Brien	February 11, 2013

e.	In 2011, as part of an effort to expand our global procurement functions, we formed a Chinese procurement subsidiary to source and purchase product from unrelated foreign suppliers for sale to various Armstrong subsidiaries. The income generated by this subsidiary is not subject to foreign or U.S. income tax. In the third quarter of 2012, the procurement subsidiary entered into a supply contract with an unrelated third party located in Asia. The supply contract was previously entered into by the US parent. The income generated from this contract is subject to US income tax under the US Subpart F rules and is considered foreign source income. This additional foreign source income helps support the use of the 2011 FTCs prior to their expiration. There was no foreign source income recognized with respect to this contract prior to September 30, 2012 as the contract was only executed in the third quarter of 2012.

Our primary sources of foreign source income, and corresponding countries are-

•	Intercompany dividends

•	Export sales outside of the US

•	Intercompany royalties paid by foreign subsidiaries

•	Subpart F income from the procurement contract described above which will start in the fourth quarter of 2012

Mr. Terence O’Brien	February 11, 2013

$ millions Foreign Source Income	Nine Months Ended September 30, 2012	2011	2010	2009
Dividends—Canada		$112.0
Dividends—Australia		46.2
Dividends—Netherlands		11.4

Subtotal Dividends		$169.6
Dividend Gross up—Canada		$52.9
Dividend Gross up—Australia		18.2
Dividend Gross up—Netherlands		5.2

Subtotal Dividend Gross up		$76.3
Export Sales—Canada	$7.7	13.1	$8.9	$7.1
Export Sales—All Others	3.4	6.0	4.3	3.3
Royalties—Germany	1.5	2.0	1.9	1.8
Royalties—France	0.9	1.3	1.3	1.4
Royalties—All Others	3.1	3.8	3.7	3.4

Subtotal	$16.6	$272.1	$20.1	$17.0

Apportioned Expenses:
Interest expense	$(10.0)	$(12.4)	$(4.6)	$(3.6)
SG&A expense	(1.6)	(11.1)	(3.7)	(9.9)
R&D expense	(1.7)	(2.0)	(2.3)	(2.4)

Subtotal	$(13.3)	$(25.5)	$(10.6)	$(15.9)

Total Foreign Source Income	$3.3	$246.6	$9.5	$1.1

Statutory Tax Rates	Nine Months Ended September 30, 2012	2011	2010	2009
Canada	26.9%	28.4%	29.9%	33.0%
Australia	30.0%	30.0%	30.0%	30.0%
Netherlands	25.0%	25.0%	25.5%	25.5%
Germany	29.4%	29.4%	29.4%	29.4%
France	33.3%	33.3%	33.3%	33.3%

f.	The analysis does not include any assumptions about future tax rates (either US or foreign).

g.	The analysis was performed assuming domestic taxable income. Subsequent to our bankruptcy emergence in 2006 our US operations have a history of positive earnings. Between 2007 and 2011, our annual domestic pre-tax income has ranged from approximately $75 million to $230 million. While we do not expect to incur US taxable losses in the future, these losses, if incurred, would result in our inability to utilize the foreign tax credits discussed in our comments.

Mr. Terence O’Brien	February 11, 2013

h.	We will not have an increase in 2012 consolidated pretax income as a result of the change in foreign source income. Instead, income from sales of products sourced from Asia under the new procurement contract that previously resulted in domestic income will now be characterized as foreign source income. The increase in foreign source income will be equally offset by a decrease in domestic income.

i.	We are not expecting that the procurement contract will materially impact either consolidated or segment results.

Following is the draft disclosure that we intend to include in our 2012 Form 10-K related to deferred tax assets.

During 2010 and 2011, we recorded $169.6 million of dividends from our foreign subsidiaries related to unremitted foreign earnings. The receipt of the foreign dividends provided an opportunity to elect to credit foreign taxes that were previously deducted. In 2011, we increased the deferred tax asset by $21.1 million offset by a valuation allowance of $15.7 million, for a net tax benefit of $5.4 million to reflect the net impact of the foreign tax credit over the tax deduction.

In the third quarter of 2012, we released the valuation allowance with respect to the foreign tax credits of $15.7 million. The release was a result of a change in our supply chain and increase in the income from our export sales. This changed the mix of income by recharacterizing domestic source income to foreign source income; thus increasing our projected ability to utilize the foreign tax credits.

In connection with our response to your comments, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like further clarification, please feel free to contact Steve McNamara at (717) 396-3420 or me at (717) 396-3296.

Sincerely,

Thomas B. Mangas Senior Vice President and Chief Financial Officer